

December 30, 2009

Via Facsimile (416) 360-7709

Mr. Jeff Swinoga
Vice President, Finance and Chief Financial Officer
North American Palladium Ltd.
130 Adelaide Street West, Suite 2116
Toronto, Ontario M5H 3P5

> **Re:** **North American Palladium Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 17, 2009**
> **File No. 1-15142**

Dear Mr. Swinoga:

We have reviewed the above-referenced filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

A. Disclosure controls and procedures

1.   Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), are effective. Rule 13a-15(e) provides that the term "disclosure controls and procedures" means controls and other procedures of an issuer that are "designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . .is recorded, processed, summarized and reported, within the time frames specified in the Commission's rules and forms." Rule 13a-15(e) also provides that disclosure controls and procedures "include, without limitation,

> controls and procedures designed to ensure that information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." In future filings, please revise your disclosure to clarify whether your disclosure controls and procedures, as defined under Rule 13a-15(e), were effective as of the end of the relevant period.

B. Management's Report on Internal Control Over Financial Reporting

2.   We note your disclosure that your officers certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP. Please clarify whether management's report also addresses the effectiveness of your "internal control over financial reporting" as such term is defined in Exchange Act Rule 13a-15(f). See Form 40-F General Instruction B(6)(c).

D. Changes in Internal Control Over Financial Reporting

3.   We note your disclosure that "[s]ince the most recent evaluation" of your internal control over financial reporting, there have been no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please clarify whether there has been any such change during the period covered by your annual report. See Form 40-F General Instruction B(6)(e).

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kevin Dougherty at (202) 551-3271, Laura Nicholson at (202) 551-3584, or the undersigned at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director